Exhibit 4.03

CITIGROUP INC.

And

CITIBANK, N.A.

As Fiscal Agent, Registrar, Transfer Agent and Exchange Agent

AGENCY AGREEMENT

A$600,000,000 Floating Rate Notes due May 4, 2021

Dated as of May 4, 2016

THIS AGREEMENT is made in London as of May 4, 2016, BY

(1)	CITIGROUP INC. (the “Issuer”).

(2)	CITIBANK, N.A. (“Citibank, N.A.”), which shall act as fiscal agent, registrar, transfer agent and exchange agent (hereinafter referred to in such respective capacities as “Fiscal Agent”, “Registrar”, “Transfer Agent” or as “Exchange Agent”, which expressions shall include any successor or successors thereto).

WHEREAS pursuant to the Terms Agreement dated April 27, 2016, that incorporates by reference the underwriting agreement basic provisions dated March 2, 2006 (together, the “Underwriting Agreement”) between the Issuer and the Underwriters named therein, the Issuer has agreed to issue its A$600,000,000 Floating Rate Notes due May 4, 2021 (the “Notes”); and

WHEREAS the Issuer wishes to appoint Citibank, N.A. to act as Fiscal Agent, Registrar, Transfer Agent and Exchange Agent in relation to the Notes upon the terms and conditions set forth in this Agreement and the Schedules hereto.

IT IS HEREBY AGREED as follows:

1.	DEFINITIONS, INTERPRETATION

The following terms shall, unless the context otherwise requires, have the respective meanings indicated below:

“Applicable Law” means any law or regulation including, but not limited to: (a) any domestic or foreign statute or regulation; (b) any rule or practice of any Authority with which the Issuer or any Agent is bound or accustomed to comply; and (c) any agreement entered into by Issuer or any Agent and any Authority or between any two or more Authorities.

“Agent(s)” means any of the Fiscal Agent, the Registrar, the Exchange Agent and the Transfer Agent.

“Authority” means any competent regulatory, prosecuting, tax or governmental authority in any jurisdiction, domestic or foreign.

“Conditions” means, with respect to a particular Series, the terms and conditions of such Series, as contained in the applicable Global Notes, in the Prospectus Supplement dated April 27, 2016 to the Prospectus dated November 13, 2013, and the Indenture.

“Global Notes” means, with respect to a particular Series, either one or both of (i) the International Global Note in the form of Schedule 1 attached hereto and (ii) the DTC Global Notes in the form of Schedule 2 attached hereto (also referred to herein as the “International Global Note” and the “DTC Global Note”, respectively).

“Indenture” means the Indenture dated as of November 13, 2013, as amended and supplemented to date, between the Issuer and The Bank of New York Mellon (the “Trustee”).

“Record Date” means the close of business on the Business Day immediately preceding any interest payment date.

“Taxes” means all taxes, levies, imposts, charges, assessments, deductions, withholdings and related liabilities.

Terms not defined herein shall have the same meanings as are assigned thereto in the Underwriting Agreement and the Conditions. References to “A$” or “AUD” are to Australian dollars.

2.	APPOINTMENTS

2.1 The Issuer hereby appoints Citibank, N.A. to act as Fiscal Agent, Registrar, Transfer Agent and Exchange Agent in respect of the Notes and Global Notes.

2.2 Citibank, N.A. hereby accepts such appointments, and agrees to act in such capacities, solely on the terms and conditions set out in this Agreement and the Schedules hereto. In particular, the Fiscal Agent agrees to arrange on behalf of and at the request and expense of the Issuer any publication of notices pursuant to the Conditions.

2.3 The obligations of the Agents are several and not joint.

3.	THE NOTES

3.1 The Notes shall be represented by permanent Global Notes without interest coupons as specified in the Conditions. Each International Global Note and DTC Global Note shall be substantially in the forms attached hereto as Schedules 1 and 2, respectively, in each case with such changes as may be agreed between the Issuer and the Trustee. The Conditions shall be attached to, or endorsed upon, each Global Note. In the event that individual definitive Notes are issued, the parties shall enter into a supplement to this Agreement to provide for the matters set forth herein with regard to such definitive Notes.

3.2 Each Global Note shall be signed manually or in facsimile by a duly authorised officer of the Issuer and dated the Issue Date. Each Global Note shall be authenticated manually by Citibank, N.A., as authenticating agent on behalf of the Trustee, and delivered to (i) in the case of the International Global Note, Citibank Europe plc as common depositary for Euroclear and Clearstream, and (ii), in the case of the DTC Global Notes, Citibank, N.A., London office as custodian for The Depository Trust Company, New York (“DTC”).

4.	PAYING AGENCY

4.1 The Issuer shall remit the funds necessary for the payment of interest on and principal of the Notes to the Fiscal Agent, in AUD in same-day funds, to such account at the Fiscal Agent in London as the Fiscal Agent may from time to time specify (the “Redemption Account”) by 10:00 am (London time) on the second Business Day immediately prior to the date on which such payment is due. Business Day shall mean a day on which commercial banks and foreign exchange markets settle payments and are open for general business in each of London, Sydney and New York City.

The Issuer hereby authorizes and directs the Fiscal Agent, from the amounts so paid to it, to make payment of the principal of, and interest on, the Notes on the due date for payment set forth in the Conditions and this Agreement. The Fiscal Agent shall be entitled to make payments net of any taxes or other sums required to be withheld or deducted by any applicable law.

The Issuer shall confirm to the Fiscal Agent not later than 10:00 a.m. (London time) on the fourth Business Day before the relevant date for such payment that it has issued irrevocable payment instructions for such payment to be made.

4.2 If for any reason the Fiscal Agent does not receive unconditionally the full amount payable by the Issuer on the relevant due date in respect of all the outstanding or maturing Notes, the Fiscal Agent shall as soon as reasonably practicable notify the Issuer by facsimile. The Fiscal Agent shall not be bound to make any payment of principal or interest in respect of the Notes until the Fiscal Agent has received to its order the full amount of the monies then due and payable in respect of all outstanding or maturing Notes, provided, however, that if the Fiscal Agent shall, in its discretion, make any payment of principal or interest on or after the due date therefor in respect of the Notes prior to its unconditional receipt of the full amount then due and payable in respect of all outstanding Notes, the Issuer will promptly pay such amount to the Fiscal Agent and will compensate the Fiscal Agent at a rate equal to the Fiscal Agent’s cost of funding.

4.3 Out of the sums paid to the Fiscal Agent in respect of interest and principal on the Notes, the Fiscal Agent will make payment free of charge to the registered holder of the International Global Note and the DTC Global Note as stipulated in Clause 9 below, in the amounts specified in the Conditions. The Fiscal Agent shall obtain from the Registrar, and the Registrar shall supply, such details as are required for the Fiscal Agent to make payment as stated above.

4.4 In respect of the monies paid to it relating to any Note, the Fiscal Agent

4.4.1 shall not be entitled to exercise any lien, right of set-off or similar claim (including without limitation any claim arising from or relating to any other issue of securities by the Issuer),

4.4.2 shall not be required to account for interest thereon and

4.4.3 money held by it need not be segregated except as may be required by applicable law.

Any funds held by the Fiscal Agent are held as banker and shall not be subject to the UK FCA Client Money Rules.

Any payment by any Agent under this Agreement will be made without any deduction or withholding for or on account of any Taxes unless such deduction or withholding is required by any Applicable Law. If any Paying Agent or the Registrar is, in respect of any payment of principal or interest in respect of the Notes, compelled to withhold or deduct any amount for or on account of any taxes, duties, assessments or governmental charges, it shall give notice of that fact to the relevant Issuer and the Fiscal Agent as soon as it becomes aware of the compulsion to withhold or deduct.

The Issuer acknowledges and agrees that any Agent may debit any amount available in any balance held for the Issuer and apply such amount in satisfaction of Taxes. Such Agent will timely pay the full amount debited or withheld to the relevant Authority in accordance with the relevant Applicable Law. If any Taxes become payable with respect to any prior credit to the Issuer by an Agent, the Issuer acknowledges that such Agent may debit any balance held for it in satisfaction of such prior Taxes. The Issuer shall remain liable for any deficiency and agrees that it shall pay any such deficiency upon notice from an Agent or any Authority. If Taxes are paid by an Agent or any of its affiliates, the Issuer agrees that it shall promptly reimburse such Agent for such payment to the extent not covered by withholding from any payment or debited from any balance held for it. If an Agent is required to make a deduction or withholding referred to above, it will not pay an additional amount in respect of that deduction or withholding to the Issuer.

5.	DOCUMENTS FOR INSPECTION AND PUBLICATION OF NOTICES

5.1 On behalf and at the request and expense of the Issuer, the Fiscal Agent shall cause to be published any notices required to be given by the Issuer in accordance with the Conditions.

5.2 The Issuer shall provide to the Fiscal Agent sufficient copies of all documents required by the Conditions to be available for issue or inspection, and the Fiscal Agent shall make such copies available to Noteholders upon their request.

5.3 To the extent practicable, the Issuer shall provide the Fiscal Agent with a copy (prior to publication) of all notices to be issued in connection with the Notes.

6.	CANCELLATION OF THE GLOBAL NOTES

6.1 Subject to the terms of the Indenture, as soon as practicable upon the Issuer’s request, the Registrar shall take all measures necessary to cancel any Notes which the Issuer has repurchased or whose maturity has been accelerated pursuant to the Conditions. The Registrar shall cause any such Notes (i) to the extent represented by the International Global Note, to be cancelled resulting in a reduction in the aggregate amount of the Notes represented by the International Global Note by the aggregate amount of Notes so cancelled, and (ii) to the extent represented by the DTC Global Note, to be cancelled in accordance with the procedures established for that purpose by DTC, resulting in a reduction in the aggregate amount of the Notes represented by the DTC Global Note by the aggregate amount of the Notes so cancelled.

6.2 On the same day such cancellation is effected, the Registrar shall record such cancellation of Notes on the Register in such a way that the aggregate principal amount of Notes cancelled at any time together with the aggregate principal amount of Notes outstanding and represented by the Global Notes shall equal the aggregate principal amount of Notes originally issued by the Issuer.

6.3 The Registrar shall upon request furnish the Issuer with a notice of cancellation signed by an authorized officer of the Registrar confirming the cancellation of such Notes and the corresponding reduction of the relevant Global Note(s).

7.	DUTIES OF THE REGISTRAR

7.1 The Registrar shall maintain the Register in London in accordance with the Conditions. The Register shall show the aggregate amount of Notes represented by each Global Note at the date of issue and all subsequent transfers and exchanges involving a change in such amounts and the names and addresses of the registered holders (each a “Payee”). On the first Business Day after the Record Date for any interest payment on the Notes, the Registrar shall send payment details in respect of the Payees and the AUD accounts to which transfers should be made to the Fiscal Agent.

7.2 Transfers or exchanges of Notes will be made in accordance with the Conditions, the procedures established for this purpose between Euroclear, Clearstream, DTC and the Registrar, and Euroclear, Clearstream and DTC’s regulations applicable to such transfers or exchanges. Any such transfer or exchange which results in a change in the aggregate principal amount of Notes held by Euroclear, Clearstream and DTC shall be notified by Euroclear, Clearstream and DTC to the Registrar. The Registrar shall promptly enter details of the transfer or exchange in the Register, which entry shall, without further action, cause the aggregate principal amount represented by each Global Note to be amended accordingly.

7.3 The Registrar shall at all reasonable times during office hours make the Register available to the Issuer and the Fiscal Agent or any person authorised by either of them for inspection and for the taking of copies thereof or extracts therefrom, and the Registrar shall deliver to such persons such information contained in the Register or relating to the Notes as they may reasonably request.

8.	DUTIES OF THE TRANSFER AGENT

If and to the extent so specified by the Conditions and in accordance therewith, or if otherwise requested by the Issuer, the Transfer Agent shall make available all relevant forms of transfer, inform the Registrar of the name and address of the relevant person to be inserted in the Register and carry out such other acts as may be necessary to give effect to the Conditions and this Agreement.

9.	PAYMENTS TO DTC NOTEHOLDERS

9.1 All amounts of principal and interest due in respect of the Notes which are represented by the DTC Global Note (each a “DTC Amount”) shall be paid in U.S. dollars (each such payment being referred to herein as a “U.S. Dollar Payment”), and no election to receive payment in Australian dollars may be made.

9.2 The Fiscal Agent shall, from each DTC Amount received by it, make U.S. Dollar Payments in accordance with the Conditions.

10.	DUTIES OF EXCHANGE AGENT

For the purposes of this Clause 10, a “payment date” shall be each date on which the Issuer is obligated to remit funds to the Fiscal Agent pursuant to Clause 4.1.

The Exchange Agent shall:

(i)	accept AUD by remittance to an account maintained by the Exchange Agent of the total amount of interest or principal due on any payment date on Notes held by Cede & Co. (as nominee of DTC) on the Record Date. The Exchange Agent shall be advised by DTC if any beneficial holders of the Notes held by Cede & Co. (as nominee of DTC) have elected to receive payment in AUD and, if so, the amount of Notes held by such holders and the accounts to which such payments in AUD are to be wired. On the payment date, the Exchange Agent shall wire payment in the appropriate AUD amounts to the accounts indicated. The remainder on such payment date shall be exchanged by the Exchange Agent pursuant to sub-clause (ii) below into U.S. dollars and, after deduction of any costs relating to such exchange, shall be paid to Cede & Co. (as nominee of DTC) on the payment date; and

(ii)	on the London business day preceding the applicable payment date, enter into a contract for the purchase of U.S. dollars with the Specified Amount of AUD for settlement on such payment date. “Specified Amount” shall mean the aggregate amount of AUD payable to all Noteholders holding Notes through participants of DTC that have not elected to receive payments in AUD. The amount of U.S. dollars payable in respect of a particular payment under the DTC Global Note will be equal to the amount of AUD otherwise payable exchanged into U.S. dollars at the AUD/U.S.$ exchange rate obtained on the London business day prior to the relevant payment date, less any costs incurred by the Exchange Agent for such conversion (such costs to be shared pro rata among holders under the DTC Global Note accepting U.S. dollar payments in proportion of their respective holdings). If an exchange rate bid quotation is not so available, the Exchange Agent shall obtain a bid quotation from a leading foreign exchange bank in London selected by the Exchange Agent after consultation with the Issuer. If no bid quotation is so available, payment will be made in AUD to the account or accounts specified by DTC to the Exchange Agent. In this sub-clause (ii), the term “London business day” shall mean any day on which commercial banks and foreign exchange markets settle payments in London.

11.	CONDITIONS OF APPOINTMENT

11.1 The Issuer will pay to the Agents a remuneration for all services rendered hereunder by the Agents in connection with the Notes together with any expenses incurred as separately agreed in a fee letter dated as at the date hereof and executed by the Agents and the Issuer.

11.2 The Issuer will indemnify and hold harmless each of the Agents against any loss, liability or expense which it may incur or any claim, action or demand which may be made against it arising out of or in connection with such Agent’s appointment or the exercise of its powers and duties hereunder without gross negligence or wilful misconduct on the part of such Agent.

11.3 Each Agent will indemnify and hold harmless the Issuer against any loss, liability or expense incurred by the Issuer or any claim, action or demand which may be made against the Issuer resulting from the gross negligence or wilful misconduct on the part of such Agent (or such Agent’s officers, employees or agents) and arising out of or in connection with such Agent’s duties hereunder. Notwithstanding the foregoing, under no circumstances will any Agent be liable to the Issuer or any other person for any consequential loss (being loss of business, goodwill, opportunity or profit) even if advised to the possibility of such loss or damages.

11.4 The indemnities above shall survive the termination or expiry of this Agreement.

11.5 Each of the Agents shall be protected and shall incur no liability for or in respect of any action taken, omitted or suffered in reliance upon any instruction or communication from the Issuer or any document reasonably believed by it to be genuine and to have been delivered, signed or sent by the proper party or parties in accordance with the provisions hereof, except such as may result from its own gross negligence or wilful misconduct or that of its officers, employees or agents. Each of the Agents shall be entitled to do refrain from acting under any instruction, without liability, if the instructions received are conflicting, unclear or equivocal.

11.6 In acting hereunder and in connection with the Notes, the Agents do not assume any relationship of agency and trust for the Noteholders, and shall not have any obligation towards them except that all funds held by the Fiscal Agent for payment of principal of or interest on the Notes shall be held for payment to the Noteholders and shall be applied as set forth herein and in the Conditions. Except as otherwise required by applicable law, no Agent will be required to segregate any funds held by it hereunder from any of its other funds.

11.7 Nothing herein shall be deemed to require any Agent to advance its own funds in the performance of its duties hereunder.

11.8 The Agents may consult with legal and other professional advisers selected in good faith and satisfactory to them and the opinion of such advisers shall be full and complete protection in respect of any action taken, omitted or suffered hereunder in good faith and without negligence and in accordance with the opinion of such advisers.

11.9 The Agents shall be obliged to perform such duties and only such duties as are herein specifically set forth, and no implied duties or obligations shall be read into this Agreement against the Agents. No Agent shall be under any obligation to take any action hereunder which it expects will result in any expense or liability of such Agent, the payment of which within a reasonable time is not, in its opinion, assured to it. The obligations of the Agents hereunder are several and not joint.

11.10 The Agents, their affiliates and their respective officers and employees, in their individual or any other capacity, may become the owner of, or acquire any interest in, any Notes with the same rights that the Agents would have it they were not the Agents hereunder.

11.11 The Issuer undertakes that:

(a)	it will provide to any Agent all documentation and other information required by such Agent from time to time to comply with any Applicable Law forthwith upon request by such Agent; and

(b)	it will notify any relevant Agent in writing within 30 days of any change that affects the Issuer’s tax status pursuant to any Applicable Law.

It shall be the sole responsibility of the Issuer to determine whether a deduction or withholding is or will be required from any payment to be made in respect of the Notes or otherwise in connection with this Agreement and to procure that such deduction or withholding is made in a timely manner to the appropriate Authorities and shall promptly notify each relevant Agent upon determining or becoming aware of such requirement. The Issuer shall notify each relevant Agent a minimum of 5 Business Days prior to the date on which any payment for which a deduction or withholding is required of (i) the amount of such deduction or withholding and (ii) the relevant Authorities to whom such amount should be paid. The Issuer shall provide such Agent with all information required for such Agent to be able to make such payment.

12.	CHANGE IN AGENTS

12.1 Each of the Fiscal Agent, Registrar, Exchange Agent and Transfer Agent in its capacity as such may be removed at any time by the giving to it of at least 30 days’ written notice to that effect signed on behalf of the Issuer specifying the date on which such removal shall become effective. Each of the Fiscal Agent, Registrar, Exchange Agent and Transfer Agent may at any time resign by giving at least 30 days’ written notice (unless the Issuer agrees to accept less notice) to that effect to the Issuer specifying the date on which such resignation shall become effective. Notwithstanding the foregoing, no such resignation or removal shall take effect within 30 days before or after any due date for payment of any Notes or before a new Fiscal Agent, Registrar, Exchange Agent and Transfer Agent, as the case may be, shall have been appointed by the Issuer as hereinafter provided, and such new Agent shall have accepted such appointment. Any change in any Agent shall be notified by the Issuer to the other Agent(s).

12.2 The Issuer agrees with the Fiscal Agent that if, by the day falling 10 days before the expiry of any notice under Clause 12.1 above, the Issuer has not appointed a replacement Fiscal Agent, then the Fiscal Agent shall be entitled, on behalf of the Issuer, to appoint in its place any reputable financial institution of good standing and the Issuer shall not unreasonably object to such appointment.

12.3 Upon the effectiveness of the appointment of any successor Fiscal Agent, Registrar, Exchange Agent and Transfer Agent, as the case may be, pursuant to Clause 12.1, the Fiscal Agent, Registrar, Exchange Agent and Transfer Agent so removed shall cease to be a Fiscal Agent, Registrar, Exchange Agent and Transfer Agent, as the case may be, hereunder. Prior to the effectiveness of such appointment, the Fiscal Agent, Registrar, Exchange Agent and Transfer Agent shall hold all moneys deposited with it or held by it hereunder in respect of the Notes to the order of the respective successor Fiscal Agent, Registrar, Exchange Agent and Transfer Agent.

13.	NOTICES

Notices shall be in writing (including by facsimile) and addressed to the relevant party hereto as follows:

(a)	If to the Issuer:

Citigroup Inc.

One Court Square

Long Island City, New York 11120

Attention: Treasury Department

Telefax: (718) 248-9335

Email: fdny.capmktgrp@citi.com

(b)	If to the Fiscal Agent, Registrar, Transfer Agent and Exchange Agent:

Citibank, N.A.

Citigroup Centre

Canada Square

Canary Wharf

London E14 5LB

Attn: Agency & Trust, Bond Desk

Fiscal Agent Telefax:           +353 1 622 2210

Registrar Telefax:                 +353 1 506 0339

Exchange Agent Telefax:     +353 1 247 6348

or at any other address of which any of the foregoing shall have notified the others, and shall be deemed to have been given when received by the relevant party.

14.	APPLICABLE LAW, PLACE OF JURISDICTION

14.1 This Agreement shall be subject to New York law.

14.2 The exclusive place for all proceedings arising out of this agreement shall be New York.

15.	MISCELLANEOUS

15.1 The Fiscal Agent agrees to perform its obligations hereunder through its London Branch to the extent that this is necessary or appropriate in order to make payments to DTC or DTC Participants in accordance with the Conditions.

15.2 The Fiscal Agent shall promptly advise the Issuer of any notice, including any notice declaring Notes due, which it may receive pursuant to the Conditions.

15.3 Each Agent will treat information relating to or provided by the Issuer as confidential, but (unless consent is prohibited by law) the Issuer consents to the processing, transfer and disclosure by any Agent of any information relating to or provided by the Issuer to any Agent and any agents of an Agent and third parties (including service providers) selected by any of them, wherever situated (together, the Authorised Recipients), for confidential use (including without limitation in connection with the provision of any service and for data processing, statistical and risk analysis purposes and for compliance with any applicable law) provided that such Agent has ensured or shall ensure that each such Authorised Recipient to which it provides such confidential information is aware that such information is confidential and should be treated accordingly. Each Agent, agent or third party referred to above may also transfer and disclose any such information as is required or requested by, or to, any court, legal process, applicable law or relevant authority, including an auditor of any party to this Agreement and including any payor or payee as required by applicable law, and may use (and its performance will be subject to the rules of) any communications, clearing or payment systems, intermediary bank or other system. The Issuer: (a) acknowledges that the transfers permitted by this provision may include transfers to jurisdictions which do not have strict data protection or data privacy laws; and (b) represents that it has provided to and secured from any person regarding whom it has provided information to any Agent any notices, consents and waivers necessary to permit the processing, transfer and disclosure of that information as permitted by this provision and that it will provide such notices and secure such necessary consents and waivers in advance of providing similar information to any Agent in the future.

15.4 Should any of the provisions of this Agreement be or become invalid, in whole or in part, the other provisions of this Agreement shall remain in force. Invalid provisions shall, according to the intent and purpose of this Agreement, be replaced by such valid provisions which in their economic effect come as close as legally possible to that of the invalid provisions.

15.5 This Agreement may be signed in counterparts.

15.6 Terms not defined in this Agreement shall have the meanings ascribed to them in the Underwriting Agreement or the Conditions, as the case may be.

15.7 If there is any conflict between the terms of this Agreement and the terms of the Indenture, the terms of the Indenture shall control.

15.8 Notwithstanding anything else herein contained, the Fiscal Agent may refrain without liability from doing anything that would or might in its opinion be contrary to any law of any state or jurisdiction (including but not limited to the United States of America or any jurisdiction forming a part of it and England & Wales) or any directive or regulation of any agency of any such state or jurisdiction and may without liability do anything which is, in its reasonable opinion, necessary to comply with any such law, directive or regulation.

16	WHOLE AGREEMENT

16.1. This Agreement contains the whole agreement between the Parties relating to the subject matter of this Agreement at the date of this Agreement to the exclusion of any terms implied by law which may be excluded by contract and supersedes any previous written or oral agreement between the Parties in relation to the matters dealt with in this Agreement.

16.2 Each Party acknowledges that it has not been induced to enter into this Agreement by any representation, warranty or undertaking not expressly incorporated into it.

16.3 So far as is permitted by law and except in the case of fraud, each Party agrees and acknowledges that its only right and remedy in relation to any representation, warranty or undertaking made or given in connection with this Agreement shall be for breach of the terms of this Agreement to the exclusion of all other rights and remedies (including those in tort or arising under statute)

16.4 In Clauses 16.1 to 16.3, “this Agreement” includes the fee letter dated the date hereof and all documents entered into pursuant to this Agreement.

This Agreement has been entered into effective the date stated at the beginning hereof.

CITIGROUP INC.

/s/Joseph Bonocore
Deputy Treasurer

CITIBANK, N.A.

/s/ Stuart Sullivan